United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2023

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Purchases of equity securities by the issuer and affiliated purchasers on May 31, 2023.

Company: VALE S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				18.696.083	0,41%	0,41%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
Shares	VALE3	J.P. Morgan CCVM SA	Buy	05/02/23	2.100.000	69,86167	146.709.509,00
Shares	VALE3	J.P. Morgan CCVM SA	Buy	05/03/23	1.000.000	69,42109	69.421.089,00
Shares	VALE3	J.P. Morgan CCVM SA	Buy	05/04/23	2.300.000	67,43549	155.101.617,00
Shares	VALE3	J.P. Morgan CCVM SA	Buy	05/05/23	1.800.000	68,53676	123.366.173,00
Shares	VALE3	J.P. Morgan CCVM SA	Buy	05/08/23	2.000.000	70,39274	140.785.481,00
Shares	VALE3	J.P. Morgan CCVM SA	Buy	05/09/23	1.800.000	70,16477	126.296.593,00
Shares	VALE3	J.P. Morgan CCVM SA	Buy	05/10/23	2.128.700	69,57943	148.113.733,00
Shares	VALE3	J.P. Morgan CCVM SA	Buy	05/11/23	1.800.000	67,82306	122.081.501,00
Shares	VALE3	J.P. Morgan CCVM SA	Buy	05/12/23	1.901.400	67,98326	129.263.375,00
Shares	VALE3	XP Investimentos CCTVM S/A	Buy	05/15/23	1.910.000	69,20895	132.189.104,00
Shares	VALE3	XP Investimentos CCTVM S/A	Buy	05/16/23	2.000.000	68,32876	136.657.517,00
Shares	VALE3	XP Investimentos CCTVM S/A	Buy	05/17/23	1.300.000	69,86861	90.829.196,00
Shares	VALE4	XP Investimentos CCTVM S/A	Buy	05/18/23	1.200.000	69,48762	83.385.147,00
Shares	VALE5	XP Investimentos CCTVM S/A	Buy	05/19/23	1.000.000	69,61955	69.619.554,00
Shares	VALE6	XP Investimentos CCTVM S/A	Buy	05/22/23	750.000	68,25904	51.194.281,00
Shares	VALE7	XP Investimentos CCTVM S/A	Buy	05/23/23	250.000	66,86302	16.715.755,00
Shares	VALE8	XP Investimentos CCTVM S/A	Buy	05/24/23	250.000	65,17655	16.294.138,00
Shares	VALE9	XP Investimentos CCTVM S/A	Buy	05/25/23	250.000	65,07191	16.267.977,00
Shares	VALE10	XP Investimentos CCTVM S/A	Buy	05/26/23	250.000	66,50992	16.627.479,00
Shares	VALE11	XP Investimentos CCTVM S/A	Buy	05/29/23	500.000	66,43951	33.219.757,00
Shares	VALE12	XP Investimentos CCTVM S/A	Buy	05/30/23	250.000	64,42355	16.105.888,00
Shares	VALE13	XP Investimentos CCTVM S/A	Buy	05/31/23	250.000	64,24506	16.061.264,00
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				45.686.183	1,01%	1,01%

Company: VALE S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0,00%	0,00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0,00%	0,00%

Purchases of equity securities by the issuer and affiliated purchasers on May 31, 2023.

Company: MBR S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				1,151,600	0.03%	0.03%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				1,151,600	0.03%	0.03%

Company: MBR S.A.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				0	0.00%	0.00%

Purchases of equity securities by the issuer and affiliated purchasers on May 31, 2023.

Company: Vale Holdings B.V.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				0	0.00%	0.00%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
-	-	-	-	-	-	-	-
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
Shares	VALE3				0	0.00%	0.00%

Company: Vale Holdings B.V.
Beginning balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				96,033,297	2.12%	2.12%
Movements

Type of security	Characteristic of the security	Intermediate	Operation	Date	Quantity	Average price (Daily)	Volume (R$)
ADS	VALE	J.P. Morgan Securities Inc.	Buy	05/02/23	2,003,524	13.81056	139,273,068.34
ADS	VALE	J.P. Morgan Securities Inc.	Buy	05/03/23	900,000	13.82356	62,488,437.19
ADS	VALE	J.P. Morgan Securities Inc.	Buy	05/04/23	1,748,900	13.37914	117,241,916.95
ADS	VALE	J.P. Morgan Securities Inc.	Buy	05/05/23	1,800,000	13.82616	123,678,893.94
ADS	VALE	J.P. Morgan Securities Inc.	Buy	05/08/23	2,000,000	14.08134	139,957,303.68
ADS	VALE	J.P. Morgan Securities Inc.	Buy	05/09/23	1,800,000	14.03495	126,332,262.37
ADS	VALE	J.P. Morgan Securities Inc.	Buy	05/10/23	2,078,668	13.99104	144,096,204.36
ADS	VALE	J.P. Morgan Securities Inc.	Buy	05/11/23	1,800,000	13.63897	122,004,365.61
ADS	VALE	J.P. Morgan Securities Inc.	Buy	05/12/23	1,819,420	13.77380	123,382,044.48
ADS	VALE	XP Investments US	Buy	05/15/23	1,749,694	14.06571	120,845,904.06
ADS	VALE	XP Investments US	Buy	05/16/23	2,000,000	13.84630	136,031,600.40
ADS	VALE	XP Investments US	Buy	05/17/23	1,300,000	14.12350	90,908,622.71
ADS	VALE	XP Investments US	Buy	05/18/23	1,200,000	13.96189	83,179,887.58
ADS	VALE	XP Investments US	Buy	05/19/23	1,060,000	13.90515	73,488,002.01
ADS	VALE	XP Investments US	Buy	05/22/23	750,000	13.72073	51,123,443.28
ADS	VALE	XP Investments US	Buy	05/23/23	250,000	13.42863	16,676,344.29
ADS	VALE	XP Investments US	Buy	05/24/23	250,000	13.13116	16,241,279.13
ADS	VALE	XP Investments US	Buy	05/25/23	250,000	12.95826	16,194,584.24
ADS	VALE	XP Investments US	Buy	05/26/23	250,000	13.29211	16,653,021.14
ADS	VALE	XP Investments US	Buy	05/30/23	250,000	12.72546	16,095,473.62
ADS	VALE	XP Investments US	Buy	05/31/23	250,000	12.61822	16,075,302.68
Ending balance

Type of security	Characteristic of the security				Quantity	%
						Same class of shares	Total capital
ADS	VALE				121,543,503	2.68%	2.68%

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: June 8, 2023		Head of Investor Relations